

July 28, 2011

Via E-Mail
Robert F. Kuzloski, Esq.
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke, Bermuda HM 08

> **Re: Transatlantic Holdings, Inc. ("Transatlantic")**
> **Preliminary Proxy Statement on Schedule 14A filed July 20, 2011**
> **Filed by Validus Holdings, Ltd., et al.**
> **File No. 001-10545**

Dear Mr. Kuzloski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In general, beyond the specific concerns addressed by comments below, please revise your disclosure in the discussion of each proposal to include a discussion of both the positive and negative potential effects on existing security holders of Transatlantic.

2. Please revise your disclosure throughout the proxy to reflect the Form S-4 exchange offer you filed on July 25, 2011. Please include in this disclosure the material terms and conditions of the exchange offer.

3. Given that your solicitation against the Allied World proposal is effectively a solicitation in favor of the Validus proposals, please tell us what consideration you gave to including pro forma financial statements in your proxy statement. We note that you have already prepared and filed this financial information in your exchange offer document.

 Cover Page

4. In the first paragraph on the second page of the cover, you state that you are offering Transatlantic shareholders $8.00 in cash per share as a component of your offer consideration. Please prominently disclose that you intend to finance this payment with indebtedness incurred by Transatlantic, and that the financing may impact future performance of the combined company. Please also disclose the material elements of the financing you seek, in order to enable security holders to assess your ability to make this payment.

5. In the following paragraph, please state clearly that the $8.00 cash payment would be fully taxable to the Transatlantic shareholders. Please explicitly qualify any statements that your merger proposal would be tax-free in this way.

6. In the final paragraph on this page, please disclose that both parties are offering consideration that consists primarily of securities, that the price of these securities may fluctuate, that the relative values of the two offers may therefore change throughout the course of the solicitation, and that the final value of any consideration received by Transatlantic shareholders in any of the Allied World or Validus transaction will not be definitively determined until consummation of a transaction.

7. Please prominently disclose the risks associated with the Validus Transaction Proposal, and provide a cross-reference to the section of your document entitled "Forward-Looking Statements." Any discussion of risks should include a clear statement that there can be no assurance that either of the Validus proposals will be consummated if the Allied World/Transatlantic merger proposal is rejected by security holders.

8. On the last page of the cover, you include a statement that the Transatlantic board of directors should give "proper" consideration to your proposals. On page 1, you state that the Transatlantic board of directors should have "acted to enhance value." Avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the quoted statements.

 Reasons to Vote "Against" the Allied World Acquisition Agreement Proposal, page 1

9. In the first bullet point on page 1, you state that your proposal provides "superior economics." Elsewhere in your proxy statement, you characterize the Allied World proposal as not reflecting "fair value." As another example, you state on page 2 that the Validus Transaction Proposal "is evidence that a higher premium and greater value could have been available." Please specify in each instance where you make such statements the measure by which you are determining relative value, and qualify these statements as your opinion.

10. While you state in the second paragraph of this section that the Validus Merger Offer may be tax-advantageous, please disclose more prominently that the Validus Exchange Offer would be fully taxable.

11. Please expand your discussion here, and elsewhere throughout your proxy statement as appropriate, to explain the basis for your statements that the Validus Merger Offer may be tax-advantageous to Transatlantic security holders, while the Proposed Allied World Acquisition is a fully taxable transaction. Please also disclose any disparate impact on non-U.S. security holders.

12. In the last full paragraph on page 1, please disclose that the value of shares received in any transaction is based on speculative future performance of the combined entity.

13. In the second paragraph on page 2, you state that the Transatlantic board of directors will "be free" to terminate the Allied World acquisition agreement if security holders do not approve the transaction. Please revise this language so that it does not imply that the Transatlantic board of directors is rejecting the Validus proposals because it is constrained to do so by the terms of the agreement.

14. Please more prominently disclose that a rejection of the Allied World acquisition agreement, followed by consummation of a transaction with Validus, could result in the payment by Transatlantic of a $115 million termination fee. Please disclose whether Validus intends to, or reserves its right to, modify the terms of its offer if such a fee becomes payable.

15. You state on page five that your proposal "provides higher value…in the long-term, to Transatlantic stockholders than Transatlantic's proposed acquisition by Allied World." The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis. Please advise, with a view toward disclosure, how you arrived at the foregoing conclusion. In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values. Refer to SEC Release No. 34-16833 (May 23, 1980).

 Background of the Solicitation, page 4

16. We note your disclosure that you "would be prepared to enter into a merger agreement with Transatlantic that includes substantially similar non-price terms and conditions as the Allied World merger agreement." Please expand your disclosure to include any substantive differences in the terms you would be willing to agree to, as compared to those found in the Allied World Acquisition Agreement.

Global, Committed Leader in Reinsurance, page 7

17. Please disclose any potential financial impact of the pre-tax reserve strengthening on the combined company's share value; any reduction in Transatlantic's property catastrophe business attributable to the combined company's probable maximum losses; and any potential impact of your proposed business combination on Transatlantic's rating.

18. Please disclose why you believe that Transatlantic's approval process will be more lengthy than your own.

Certain Information Concerning the Proposed Allied World Transaction, page 10

19. Please disclose that the HSR waiting period applicable to the Allied World transaction appears to have already expired.

Voting Procedures, page 16

20. Please disclose how you determined that broker non-votes will not be counted for purposes of establishing a quorum, and disclose that brokers are also not permitted to exercise discretion with respect to the Payout Proposal.

Solicitation of Proxies, page 18

21. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Other Information, page 19

22. You refer security holders to information that will be contained in the Allied World/Transatlantic S-4. Please note that we believe that reliance upon Rule 14a-5(c) before this information is distributed to security holders would be inappropriate. If you disseminate your proxy statement before distribution of the Allied World/Transatlantic joint proxy statement/prospectus, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director